MARKO BOGOIEVSKI

Chief Financial Officer

3 February 2006

Mr Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

Washington DC 20549

United	States of America

Dear Mr Spirgel

Telecom Corporation of New Zealand

Form 20-F for the fiscal year ended June 30, 2005

Filed September 9, 2005

File No. 1-10798

Please find enclosed a copy of the amendment to Telecom’s Annual Report on Form 20-FA that will be shortly filed with the Commission.

This letter responds to your letter dated December 14, 2005 relating to the comments of the staff of the Securities and Exchange Commission in connection with the abovementioned filing.

The responses to the staff’s comments are numbered to relate to the corresponding comments in your letter. Capitalised terms used and not otherwise defined herein have the respective meaning set forth in the filing.

Partnership Arrangements, page 65

1.	Please expand your discussion of partnership arrangements to include disclosure on how you account for the various provisions in the arrangements.

The relationships described on page 65 and 66 are those with Telecom’s key suppliers. We account for the provisions of the arrangements as for any other contract for the supply of goods and services and therefore do not consider any further disclosure necessary. They are referred to as partnering arrangements (not to be confused with partnership agreements) as there is intended to be a more collaborative relationship with the supplier than simply the basic provision of goods and services.

Report of Independent Registered Public Accounting Firm, page F-1

2.	We note your auditor’s opinion is for the financial position of the Group as of June 30, 2005 and 2004 and the results of their operations and cash flows for the years then ended. Please revise to include an audit opinion for the fiscal year ended June 30, 2003.

The revised financial statements attached include an audit opinion on the 2003 financial year.

Telecom Corporation of New Zealand Limited

Telecom House • 68 Jervois Quay • PO Box 570 Wellington New Zealand

Telephone 64-4-498 9293 • Fax 64-4-471 1099 • Email markob@telecom.co.nz

3.	We note your presentation of “Parent” financial statements. If these financial statements are unaudited, please revise to indicate “unaudited” under each applicable column. If the financial statements are audited, please ask your auditors to include an opinion for these financial statements.

The presentation of parent financial statements is a requirement of New Zealand Financial Reporting legislation. Therefore, in order to receive an unqualified audit opinion on our NZ-GAAP consolidated financial statements, such parent financial statements must be presented. Consequently, it is not necessary to provide a separate audit opinion on these parent company financials or to refer to them in the audit opinion covering our consolidated financial statements. Further explanatory wording has been added to Note 28 on page F-42 of the attached revised financial statements in order to clarify this.

Financial Statements, pages F-2 – F-5

4.	We refer to your footnote disclosure on page F-6. Please revise the face of your financial statements and all applicable sections to indicate that the amounts are expressed in New Zealand dollars.

The interpretation section on page 3 and the basis of preparation section on page F-6 specify that all references to $ are to New Zealand dollars. However, as requested, the financial statements have been revised to explicitly refer to “NZ$” in all headings. These amended financial statements are attached.

Statement of Financial Position, page F-4

5.	We note a material balance in your receivables and prepayments compared to your revenue for the years ended June 30, 2005 and 2004. Please tell us and disclose in your liquidity section the reason for this high balance in receivables and prepayments. Specifically focus on trade receivables, unbilled rentals and tolls, and material disputes.

The 30 June 2005 balance of receivables was inflated by the receivable from the sale of Telecom’s stake in INL in June 2005. The amount due from this sale was received on 1 July 2005. This is separately disclosed in the breakdown of receivables and prepayments as well as being discussed in notes 4 and 10.

Other than this item, the size and composition of the receivables and prepayments balance for 2004 and 2005 are consistent with amounts historically reported by Telecom and represent a relatively stable proportion of revenue. There are no material disputed amounts included within receivables.

The following analysis shows movements in the receivables and prepayments balances reported by Telecom for the last five years.

	2005	2004	2003	2002	2001
	$m	$m	$m	$m	$m
Receivables and prepayments	1,311	971	929	1,111	1,043
Less INL receivable	(272)	—	—	—	—

	1,039	971	929	1,111	1,043

Total revenue	5,759	5,388	5,191	5,537	5,636

Receivables days[1]	65.9	65.8	65.3	73.2	67.5

[1]	= (Total receivables/total revenue)*365

2

Of the total receivables balance at 30 June 2005, $292 million was unbilled rentals and tolls, representing services provided during the period to customers whose billing cycle means that that were not billed until after balance date. This represented approximately 18.5 days of revenue. Net trade receivables at 30 June 2005 totalled $582 million, representing approximately 36.9 days of revenue. Similar balances were recorded at 30 June 2004.

As shown by the table, throughout the period the receivables balance has remained relatively consistent in relation to total revenue. The relatively stable level of these balances mean that they have had little impact on liquidity on a long-run basis.

Accordingly, we do not consider that further discussion in the annual report on form 20-F is required.

Note 1. Revenue Recognition, page F-7

6.	We note that you recognise revenue from directories advertising and related publication costs upon the publication of the directories. Please tell us the amount of revenue recognised from directories advertising and related publication costs for all periods presented. Also, tell us the impact directories advertising gross margin on the related segment profit/loss and the consolidated earnings before income tax.

Telecom’s directories advertising revenue and related publication costs are set out in the table below.

	2005	2004	2003
	$m	$m	$m
Directories revenue	230	221	207
Publication costs	29	29	35

Gross margin	201	192	172

Directories advertising gross margin represented approximately 6.9% of gross margin for the NZ Wired segment for the year ended 30 June 2005 (2004: 6.8%, 2003: 6.3%) and 4.9% of consolidated gross margin for the year ended 30 June 2005 (2004: 4.9%, 2003: 4.6%). These figures represent the best measure of the impact of directories advertising on segment and group results, as they are directly comparable.

If other costs directly attributable to directories publishing activities are deducted, the resulting directories margin represents 9.4% of segment result for the NZ Wired segment for the year ended 30 June 2005 (2004: 8.6%, 2003: 7.9%) and 8.5% of group earnings before interest and tax for the year ended 30 June 2005 (2004: 11.6%, 2003: 7.6%).

Foreign Currency Transactions, page F-9

7.	We refer to your statements that where capital project commitments are hedged against foreign currency rate risk, the exchange difference on the hedging transaction up to the date of purchase and all other costs associated with the hedging transaction are capitalised as part of the cost of the item of property, plant and equipment. Referencing the appropriate accounting literature, please tell us how you account for these transactions under US GAAP.

Purchases of telecommunications equipment payable in foreign currency are hedged using forward exchange contracts. Under New Zealand GAAP, these contracts are not recognised on the balance sheet, with any gain or loss on the ultimate settlement of the contract included as part of the value of the fixed asset.

Under US GAAP, these derivative instruments are recognised in the balance sheet at fair value in accordance with paragraph 17 of SFAS 133. Telecom has historically applied a portfolio hedging approach to managing its foreign exchange risk on capital purchases. This approach did not meet the requirement of paragraph 29a of SFAS 133 that the forecasted transaction be specifically identified as a single transaction or homogeneous group of transactions. Accordingly, hedge accounting was not applied to these derivatives and the change in fair value was recognised immediately in earnings for US GAAP purposes.

3

Note 15 Long-Term Debt, page F-22

8.	We note your disclosure on page F-23 regarding the TeleNotes that states that you can, at your sole discretion, (1) redeem the Telenotes for cash, (2) offer investors the option of continuing to hold the TeleNotes for a new term and at a new yield or (3) redeem the notes at a price equivalent to 90% of the average closing price of your shares in the 10 days preceding the election date. It appears that some of these provisions may be embedded derivatives which may need to be bifurcated pursuant to SFAS 133. Please tell us the embedded derivatives you identified in the TeleNotes and how you concluded that bifurcation of these embedded features was not required pursuant to SFAS 133.

The TeleNotes contain two potential embedded derivatives, a term extending option and an option to convert the debt instrument to shares in TCNZ.

The TeleNotes were issued between May 1997 and September 1997. In accordance with paragraph 50 of SFAS 133, entities were entitled to select either 1 January 1998 or 1 January 1999 as a transition date and only separately recognise embedded derivatives in hybrid financial instruments issued on or after the selected transition date. Telecom did not consider separating any derivatives embedded in the TeleNotes on this basis.

Regardless of the grandfathering provisions of the transition guidance, SFAS 133 would not require separation of either of the options contained in the TeleNotes.

Firstly, with regard to the option to extend the term of the notes, separation would only be required where the economic characteristics of the derivative are not clearly and closely related to the host contract (paragraph 12a). Paragraph 61g provides further guidance for term-extending options, noting that such provisions are not clearly and closely related to the host contract if there is no reset of interest rates. In the case of the TeleNotes, the interest rate would be reset to a market rate upon extension of the term. This option would not therefore alter the net present value of the cash flows of the instrument (discounted at a market rate of interest) and therefore would not require separation as it is clearly and closely related to the host contract.

Secondly, with regard to the option to convert to shares, this would not require separation as were it viewed as a stand alone item it would not meet the definition of a derivative for the purposes of SFAS 133 (from the perspective of the issuer). Such an option would be classified by the issuer as an equity item. SFAS 133 paragraph 11a confirms that items that are classified in equity are not considered derivative instruments for the purposes of SFAS 133. This is further reinforced by paragraph 61k.

In connection with responding to your comments, we acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defence in any proceeding initiated by the Commission, or any person under the federal securities laws of the United States.

We trust that this letter is of assistance in your review of Telecom’s filing. If you have any questions, please call me on +64 4 498-9293 or Peter Garty, Group Financial Controller, on +64 4 498-9337.

Yours Sincerely

Marko Bogoievski
Chief Financial Officer

4

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Telecom Corporation of New Zealand Limited:

We have audited the accompanying consolidated statements of financial position of Telecom Corporation of New Zealand Limited and its subsidiaries (the Group) as of June 30, 2005 and 2004, and the related consolidated statements of financial performance and cash flows for the each of the years in the three-year period~~then~~ ended June 30, 2005, all expressed in New Zealand dollars. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of June 30, 2005 and 2004 and the results of their operations and their cash flows for each of the years in the three-year period~~then~~ ended June 30, 2005, in conformity with accounting principles generally accepted in New Zealand.

Accounting principles generally accepted in New Zealand vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 28 to the consolidated financial statements. Also, as described in Note 28, certain financial measures determined in accordance with US GAAP for the years ended June 30, 2004 and 2003 have been restated to correct certain errors primarily pertaining to the Group’s accounting for its investment in the Southern Cross Group.

KPMG

Wellington, New Zealand

24 August 2005

F - 1

Statement of Financial Performance

For the year ended 30 June 2005

			Group	2003 NZ$	Parent
(Dollars in millions, except per share amounts)	notes	2005 NZ$	2004 NZ$		2005 NZ$	2004 NZ$
Operating revenues
Local service		1,101	1,120	1,110	—	—
Calling	2	1,348	1,454	1,550	—	—
Interconnection		207	193	154	—	—
Mobile		841	813	796	—	—
Data		777	721	670	—	—
Internet		223	229	219	—	—
Solutions		321	54	34	—	—
Other operating revenues	2	787	776	666	565	320
Abnormal revenues	4	154	28	—	86	28

		5,759	5,388	5,199	651	348

Operating expenses
Labour	3	(735)	(594)	(548)	—	—
Cost of sales		(1,664)	(1,480)	(1,426)	—	—
Other operating expenses	3	(933)	(942)	(909)	—	—
Abnormal expenses	4	(59)	(121)	—	—	—

		(3,391)	(3,137)	(2,883)	—	—

Depreciation	12	(694)	(755)	(754)	—	—
Amortisation		(74)	(68)	(66)	—	—
Interest income		31	27	14	339	339
Interest expense	5	(320)	(361)	(407)	(418)	(380)

Earnings before income tax		1,311	1,094	1,103	572	307

Income tax (expense) / credit	6	(392)	(337)	(391)	26	21

Earnings after income tax		919	757	712	598	328

Minority interests in profits of subsidiaries		(3)	(3)	(3)	—	—

Net earnings attributable to shareholders	23	916	754	709	598	328

Net earnings per share (in cents)		47 ¢	39 ¢	38 ¢

Weighted average number of ordinary shares outstanding (in millions)		1,946	1,922	1,887

See accompanying notes to the financial statements.

F - 2

NOTE 28 SIGNIFICANT DIFFERENCES BETWEEN NEW ZEALAND AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) applicable in New Zealand (“NZ”) which differs in certain significant respects from that applicable in the United States (“US”). These differences and the effect of the adjustments necessary to present certain financial measures in accordance with US GAAP are detailed below. As described in note (v) below, certain US GAAP measures for 2004 and 2003 have been restated.

NZ GAAP requires parent company only financial statements to be included within the consolidated financial statements. Parent company only financial statements have not been included in this note as they are not permitted to be included as part of the primary financial statements under US GAAP. The reconciliations and other information presented in this note are solely in relation to the consolidated financial statements.

EFFECT ON NET EARNINGS OF DIFFERENCES BETWEEN NZ GAAP AND US GAAP

Year ended 30 June (Dollars in millions)	2005	Group restated 2004		restated 2003
	NZ$	NZ$		NZ$
Net earnings in accordance with NZ GAAP	916	754		709
US GAAP Adjustments
Derivative financial instruments (b)	38	(11)		(51)
Depreciation of interest costs capitalised in prior years (c)	(4)	(5)		(5)
Amortisation of goodwill (d)	70	65		66
Capacity sales (e)	2	2		2
Stock based compensation (f)	1	2		—
Government grants (g)	(15)	(11)		—
Deferred revenue (h / v)	(3)	—		—
Provisions (i / v)	6	—		—
Consolidation of Southern Cross (p)	(21)	—		—
Tax effect of US GAAP adjustments	(10)	10		37

Net earnings before change in accounting principle, in accordance with US GAAP	980	806		758

Cumulative effect of change in accounting principle, in accordance with US GAAP (net of tax) (p / v)	—	(511)		—

Net earnings after change in accounting principle, in accordance with US GAAP (v)	980	295		758

Basic net earnings per share in accordance with US GAAP before change in accounting principle (q)	50 ¢	42	¢	40	¢
Cumulative effect of change in accounting principle on basic net earnings per share (p / v)	—	(27	)¢	—

Basic net earnings per share in accordance with US GAAP after change in accounting principle (q / v)	50 ¢	15	¢	40	¢

Diluted net earnings per share in accordance with US GAAP before change in accounting principle (q)	50 ¢	42	¢	39	¢

Cumulative effect of change in accounting principle on diluted net earnings per share (p / v)	—	(27	)¢	—

Diluted earnings per share in accordance with US GAAP after change in accounting principle (q / v)	50 ¢	15	¢	39	¢

F - 42